8.1
List of Parents and Subsidiaries of the Company

Reg Technologies Inc. (a British Columbia corporation)

Rand Energy Group Inc. (a British Columbia corporation) (51% owned by Reg Technologies Inc.)

REGI U.S., Inc. (an Oregon corporation) (18.3% owned by Rand Energy Group Inc.)